Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

July 31, 2014

8:00 a.m. ET

Operator:	Good morning. My name is (Sharette) and I will be your conference operator today. At this time, I would like to welcome everyone to the Valeant second quarter 2014 earnings call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

At this time, I would like to turn the conference over to Laurie Little. Ma’am, you may begin.

Laurie Little:	Thank you, (Sharette).

Good morning, everyone, and welcome to Valeant’s second quarter 2014 financial results conference call. Presenting on the call today are J. Michael Pearson, chairman and chief executive officer and Howard Schiller, chief financial officer. In addition to a live webcast, a copy of today’s presentation can be found on our website under the investor relations section.

Before we begin, our presentation today contains forward-looking information. We’d ask that you take a moment to read the forward-looking statement legend at the beginning of our presentation as it contains important information.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Next, this communication does not constitute an offer to buy or a solicitation of an offer to sell securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer.

In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24th, 2014 as may be amended from time to time. Pershing Square Capital Management has filed a definitive solicitation statement with the SEC on July 11th, 2014 and a preliminary proxy statement on July 23rd, 2014. And Valeant and Pershing Square may file one or more additional proxy statements or other additional documents with the SEC.

This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and or Allergan may have filed or may file with the SEC in connection with the proposed transaction. Investors and security holders of Valeant and Allergan are urged to read the tender offer statement, registration statement and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction.

Any definitive proxy statements, if and when available, will be mailed to stockholders of Allergan and or Valeant as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents filed with the SEC by Valeant and or Pershing Square through the website maintained by the SEC at www.SEC.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

with the SEC by Valeant on April 21st, 2014 and May 28th, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons relating to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

In addition, this presentation contains non-GAAP financial measures. For more information about non-GAAP financial measures, please refer to this slide. Non-GAAP reconciliations can be found in the press release issued earlier today and posted on our website.

With that, I will turn the call over to Mike Pearson.

J. Michael Pearson:	Thank you, Laurie.

Good morning, everyone, and thank you for joining us. On today’s call, I will begin by reviewing Valeant’s second quarter results by major products and by major business segments. I will then provide an update on our business development activities and our recent product launches and finally review our product status and early thoughts on the Allergan integration.

I will turn the call over to Howard, who will provide an update on Valeant’s guidance for the second half of 2014 and our outlook for 2015 and ‘16, both as a standalone company and as a potentially combined company with Allergan. Finally, we will provide you with a brief update on our offer for Allergan. After our remarks, Howard and I will be available for Q&A.

The second quarter of 2014 was highlighted by strong growth and — strong growth and strong performance across our entire business. We are pleased to report that as expected, organic growth is accelerating and significantly improved from the first quarter. As previously reported, Bausch & Lomb grew organically at 12 percent and we have now successfully launched 17 new products in the U.S. alone.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

This past May, we announced that we were selling our injectable products to Galderma. By selling these assets early, we were able to clear the major FTC hurdle towards achieving regulatory approval for Allergan and realized the full value for these products. We closed the sale to Galderma on July 10th. The $1.4 billion raised by this transaction will be used for Allergan — for the Allergan transaction and or other future business development opportunities.

We were excited this quarter to receive FDA approval for Jublia, earlier than expected and with the addition of a stronger label than anticipated. The position of patient interest in Jublia has been exceptional.

During the quarter, we also signed three important emerging market business development deals. We acquired brand new generic companies in both Indonesia and the Middle East and North Africa while we also acquired a colored contact lens company in Korea that serves Asia. We continue to actively pursue (tuck-in) opportunities to expand and enhance our current operations.

Finally, we are pleased to report that we have reached an agreement with the Irish government and the local unions to successfully restructure the Bausch & Lomb contact lens plant in Waterford, bringing the plant’s cost structure in line with our plant in Rochester and allowing us to make a long-term commitment to our Waterford operations.

For the quarter, we delivered total revenue in excess of $2 billion, an increase of over 86 percent from the prior year. Our cash EPS was $1.91 and adjusted cash flow from operations was $500 million for the quarter, an increase of 18 percent over the prior year.

Organic growth accelerated this quarter, as we had previously guided. We achieved same store organic growth of 4 percent for the total company, including the full impact of all generics for the second quarter of 2014. As is our practice, we excluded assets held for sale — in this case, the facial injectables we were selling to Galderma — from the calculations. I will discuss this business in a few minutes.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Given that we have passed the anniversary of the loss of exclusivity Zovirax, we no longer exclude the impact of the Zovirax generics from our organic growth, although the product obviously continues to decline.

Excluding the impact of generics for Retin-A Micro and Vanos in the U.S. and Wellbutrin XL in Canada, same store organic growth was 10 percent in Q2. Excluding generics, our U.S. business — the U.S. business exhibited outstanding same store sales organic growth of 15 percent. Our emerging market segment delivered a same store organic growth rate of 8 percent and pro forma organic growth of 10 percent for the quarter. And our overall pro forma basis (billing) report 8 percent organic growth for the quarter, including the impact of Bausch.

Given the ongoing commentary by Allergan, we thought it would be helpful to provide an overview of our acquisition of Medicis 18 months ago. We acquired the Medicis operations for approximately $2.6 billion back in December 2011. We acquired 2 main businesses — medical dermatology and aesthetics. On the aesthetics side, we recently sold certain facial injectable products to Galderma for approximately $1.4 billion for a gain of over $300 million. We are pleased to report that under Valeant’s ownership, we accelerate the sales performance of the Medicis aesthetic assets through Q1 of this year compared to the performance under previous Medicis ownership.

In April, we announced our offer for Allergan and publicly stated that we would be divesting these aesthetic products. As expected, the aesthetics business deteriorated in Q2. The physicians were confused as to what products we wanted them to buy — our Legacy Medicis products or our soon-to-have Allergan products. The uncertain status of our MVP program also created concern for the doctors.

Our reps to management were focused on pleasing their new owners and holding back sales until they work for the new company. And our competitors were discounting heavily and disproportionately trying to take a temporary share to demonstrate weakness in our business. As a result, our sales dropped approximately 40 percent in Q2. Fortunately, these assets are now safely in Galderma’s hands and we can now focus on the rest of our business.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Turning to medical dermatology, we realized that we could have (been planned) performance in 2013 due primarily from the sales force disruptions during the integrations, coupled by significant channel loading by medicines prior to their sales as asset. For example, we inherited a business with over six months of Solodyn in the channel. The business is now stabilized with a new management team and the branded market share has increased across all key medicines products since the beginning of 2014. This includes Solodyn, Ziana and Zyclara.

In addition, we recently have received approval for two new products — Luzu and BV Metrogel, which will be marketed by our partner, Actavis. These two products have combined peak sales potential of well over $100 million. Perhaps most importantly, we learned from the experience and applied these learnings to the B&L integration, specifically in not disrupting the sales forces. So, despite the early challenges, the medicines acquisition will still deliver significant returns to shareholders and a payback of less than six years.

Turning to our top brands, as promised, we will now be breaking out our top 20 products each quarter. On the following two pages, we show revenue for the second quarter and year-to-date and indicate whether the product has shown growth and whether the primary growth driver is priced for volume. The top 20 products represent revenue of approximately $1.2 billion in the first half of 2014 or approximately 31 percent of total Valeant revenue. In total, these products grew 22 percent year-over-year, year-to-date with approximately 45 percent of the growth coming from volume, which excludes, obviously, the declining products such as Zovirax, which went generic last year.

Slides nine and 10 show our top 20 products. We have excluded the aesthetic facial fillers as these products have now been divested. It is interesting to note that seven of our top 20 products are non-prescription products and eight of the top 20 are Bausch & Lomb products. Fifteen of the 20 — fifteen of the 20 products are growing with three running flat as compared to last year. These flat performers are mostly older contact lens solution brands. We will continue to provide this list each quarter going forward. But unlike most pharmaceutical companies that have very large products, the products are likely to change to some degree each quarter.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Moving to our performance by business, I would like to touch on the growth and performance of our developed market operations excluding the Bausch & Lomb businesses. In the U.S., dermatology grew approximately 7 percent in the quarter, including the headwinds from generics, driven by the continued growth of Acanya, Targretin and Elidel. Furthermore, we successfully launched Luzu in the quarter and we are excited by the early market response.

Our U.S. consumer business grew approximately 6 percent, driven primarily by the growth in CeraVe which delivered growth of over 20 percent. Our dental business continued its double digit growth track record as we expanded our sales force and introduced new products. Our Neuro and other portfolio also grew double digits this quarter and several of our promoted brands within this portfolio, Xenazine, Wellbutrin and Syprine contributed to the strength. Finally, our operations in Canada and Australia negatively impacted our growth as Canada dealt with the headwinds from the generic introduction of Wellbutrin XL and Australia was affected by the loss of exclusivity for Tambocor and Aldara.

Turning to our emerging markets, our operations in Europe, the Middle East and Africa delivered strong organic growth of 12 percent as we saw a rebound in the Polish and Russian markets. We continue to see pressure in the Ukraine where business is down over 20 percent year-to-date. But as our sales in the Ukraine are relatively small, this is not a material impact to our overall results. In Southeast Asia and South Africa, reported — we reported 17 percent organic growth as we continue to see strong demand for our product, especially in Southeast Asia and in China, while South Africa was essentially flat for year-over-year, but it is expected to improve in the back half of 2014.

Latin America did decline this quarter as Brazil suffered from an economic slowdown and increased competition in our sports nutrition business. We also realized a temporary decline on Mexico due to delayed regulatory approvals of Atlantis products, which have been recently transferred to our Valeant plant. This issue is now complete and we expect Mexico to rebound in the back half of the year. Finally, we also realized softer sales in Venezuela due to government imposed currency restrictions.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

As we reported on our last few calls, the Bausch & Lomb operations have continued their strong performance since we closed the transaction nearly one year ago. In the U.S., the Bausch & Lomb operations delivered 14 percent organic growth while the emerging markets delivered growth at 13 percent and the other developed markets, such as Western Europe, delivered high single digit growth. These results demonstrate the strength of our decentralized business model and empowers our general managers and their teams to focus on growing their local businesses.

Overall, Bausch & Lomb’s organic growth rate was once again double digit with a 12 percent growth rate in the quarter. With 90 percent or more of the growth coming from volume, we believe that this continued strong performance is especially important and will serve as a model for what we hope to achieve with Allergan.

We believe that some of the questions around the growth of Bausch & Lomb stems from a general lack of understanding about the overall business, both in terms of the size of each of the units and how much of the business is truly non-prescription. We hope the information disclosed in this deck will help assist investors by providing a clear picture of the key elements of the business.

It would not be a Valeant conference call without mentioning business development activities. We closed the PreCision transaction in early July, two months later than originally expected due to delays with the regulatory review. Following regulatory review, we were required to divest both Tretin-X and the generic tretinoin products. This impacts us by about 10 million in expected sales in the second half of this year.

During the quarter, we continued to expand our operations in several emerging markets, including South Africa where we acquired several OTC products, primarily in women’s health; in Indonesia, where we are acquiring a brand of generics business with a direct presence in a market of over

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

240 million people, which is expected to close in the third quarter; in South Korea, where we acquired a full range of contact lens modalities for both clear and colored lenses with a strong presence in Asia, and in addition, a low-cost manufacturing facility, given us the opportunity to expand the product lines internationally. Finally, we bought a company in the Middle East which expanded our direct presence and country coverage into Saudi Arabia, Egypt and Jordan with brand and generic products and manufacturing capabilities.

As I mentioned before, we have now successfully launched 17 products thus far in 2014 in the United States. The highlights in dermatology are the launch of Luzu, which has now gained over 12 percent market share to branded market and the recent launch of Jublia which has received strong reception in the three weeks it has been available and has achieved over 1,300 scripts in the week ended July 18th, despite the fact our promotional materials are not yet approved by the FDA and the only way we can promote is off the package insert.

In eye health, we have launched new products in both contact lenses and surgical products this year. We have talked quite a bit about our excitement around the potential for renewed growth in contact lenses following the launch of Ultra, our monthly silicone hydrogel contact lens, and we are currently selling every lens that we can make. We are underway with construction for two additional manufacturing lines in Rochester and will plan for an additional line which we will be ordering imminently. We — in addition, we have seen accelerated growth from our Biotrue ONEday line, which we expect to continue with the launch of Biotrue ONEday for presbyopia.

In surgical, we have received strong physician feedback given our new approval for lens fragmentation with Victus machine and expect this to be a catalyst for future installations. In addition, the approval of additional trulighn ranges will provide further options and access to our premium eye care range for both doctors and patients.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Finally, we have launched several new products and line extensions to existing products in our consumer portfolio. The launch of Peroxiclear has gone particularly well, garnering 9 percent market share after one quarter in the peroxide market. We also re-launched a new and improved formulation of Soothe XP, which we are detailing to eye care professionals and we expect to see this product on major retailers’ shelves by August. Finally, we continue to expand our popular CeraVe moisturizing brand with a new CeraVe baby product offering.

Given the strong reception from both physicians and patients of our recently launched products Jublia, Ultra and Luzu, each of them has exceeded our expectations. As I mentioned after only three weeks of being available, last week’s script demand for Jublia exceeded over 1,300 scripts. This trend is expected to accelerate as regulatory approval for marketing materials are received and our dermatology sales force is appropriately trained.

We are adding a new in-house podiatry sales force of 50 representatives. We are adding a new 80 person — or a hundred person primary care sales force through (a CSO) and we are expanding our dermatology field force by at least 30 reps.

Luzu is running ahead of forecast with a 12 percent market share of the branded markets four months after launch. Luzu will also benefit from the expanded dermatology, podiatry and primary care sales force, as well as the increased investment in sales and marketing.

Finally, we have made a decision to launch a major DTC program for Jublia. Given the label and the safety requirements, we think this can be a direct-to-consumer product and we plan an extensive T.V. print and radio DTC program and digital DTC program in the latter half of this year.

Finally, Ultra, our new silicone hydrogel contact lens, as I mentioned, is selling to capacity. And we are planning to expand the field force by 50 percent ahead of an expected national launch prepare for — to prepare for the increased capacity that’s coming online in Rochester. We have made the decision to substantially increase our investment in sales, marketing and promotion and in the medical side, to support the business in the second half of 2014, which we estimate will be approximately $80 million. This — we believe this decision will maximize long-term value of these products for shareholders even at the end of some short temporary short-term results.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

We have recently updated you as to our strong R&D pipeline so we will not go through each item on the slide. Today, I will highlight the two compounds that are nearing significant clinical milestones. Brimonidine, our eye whitening product, successfully met its phase three study end points. We have enrolled the safety study — expect to receive data in the third quarter. Our current expectations are to file with the FDA in the first quarter of 2015. Additionally, Latanaprostene, our glaucoma product, we’re expecting to see data from the first phase three study in the third quarter with a second phase three study to be completed and data received in the fourth quarter. As we mentioned on our call, we estimate that peak sales from these products could be in the $1.1 to $2.4 billion range.

Before I turn the call over to Howard, I wanted to provide a few thoughts on the Allergan acquisition. As was stated before, we believe that the Bausch & Lomb transaction will serve as the blueprint for the Allergan integration. We have learned from our past integrations, including Medicis, that focusing on customer relationships is key and we plan to err on the side of caution with the Allergan business. A number of our key initiatives will include keeping the global aesthetics team for Allergan largely intact, keeping the dry eye and glaucoma team largely intact, retaining the neurology and urology teams from Allergan and thoughtfully integrating the dermatology team to minimize the disruption to customers.

We also want to retain key R&D people for the high value-added R&D programs. And we will primarily focus achieving our synergies through expense reduction and non-customer facing personnel, specifically targeting corporate global functions and regional functions. Finally, organizations outside the United States will be integrated into our decentralized model to field growth inefficiencies.

With that, I will turn the call over to Howard.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Howard Schiller:	Thank you, Mike.

I certainly agree with Mike that Q2 was another very strong quarter for Valeant. Our revenue was in excess of $2 billion with our U.S. businesses and emerging market businesses, including the Bausch & Lomb businesses globally exhibiting particularly strong growth.

Our gross margins at 72 percent of sales were in line with our expectations from previous guidance. As expected, SG&A was above historical levels at 25 percent. We expect this trend to continue for the balance of the year due to the increased investments we are making in our recent launch products and to begin to trend downward towards historical levels in 2015 once we have achieved all the B&L synergy and as revenues of the launched brands increases.

Our R&D expenses were $66 million, which was in line with our previous guidance. We continue to expect to achieve an annualized run-rate of $200 million in R&D spend by the end of 2014.

As we mentioned on a call in June, subject to the outcome and the negotiations to restructure the cost base at our Waterford contact lens facility, we expected restructuring and integration costs to begin trending down in Q2. And excluding Waterford, we were able to reduce restructuring costs by 36 percent to $87 million. In addition, as Mike mentioned, we’re thrilled to have been able to quickly and successfully conclude our negotiations with the Irish government and labor unions to be able to reduce the operating costs in Waterford by $29 million and bring the overall cost base in Waterford in line with our Rochester plant.

In order to achieve these savings, we took an additional accounting charge of $56 million. We expect that restructuring of costs will continue to decline sequentially in the second half of 2014 from $143 million in Q2 to less than $70 million in Q3 and less than $50 million in Q4. We will work very hard to reduce these charges as much as possible. There will be some timing differences between P&L charges and cash payments, mainly due to the timing of severance payments.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

We remain laser-focused on maximizing the conversion of net income and operating cash flow. On a year-to-date basis, our cash conversion was in line with guidance at 91 percent. Our cash conversion in the first quarter, which favorably impacted by an increase in accounts payable and accrued liabilities of $53 million. Cash conversion in the second quarter was unfavorably impacted by a decrease in accounts payable and accrued liabilities of $125 million. This change is driven mainly by timing of payments, including the prepayment of approximately $50 million for a managed care rebate that will reverse in the third quarter.

Accounts receivable increased by $55 million, reflecting the increased sales growth from the first quarter. Days sales outstanding decreased to 66 days from 72 days when using quarterly says and decreased to 60 days from 66 days using monthly sales.

Investment in inventory decreased to $12 million from $69 million in Q1, reflecting working capital rationalization efforts in our manufacturing and distribution facilities. Working capital management will continue to be a big priority for us.

As we mentioned on our guidance call in January, we expect the organic growth to accelerate throughout the year as we work through the anniversary dates of the genericization of a number of our largest products. In the second half of the year, we expect strong high single digit organic growth, which includes the impact of all generics, which reflects the strength of the businesses in our portfolio. Bausch & Lomb will continue to grow organically in double digits. For the year, the total company will have same store sales organic growth in excess of 6 percent and greater than 10 percent if you exclude the impact of certain generics.

Since we sold our facial injectables business and for the time being, our balance sheet capacity is committed to funding the Allergan transaction and not available for significant acquisitions, therefore we will lose the revenue and cash EPS which we expected to generate from this growing and very profitable business. As you recall, we had doubled the size of our facial injectables sales force beginning of the year in anticipation of driving significant revenue growth in 2014.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

We had built into our previous guidance $230 million of revenue and 50 cents per share cash EPS for the second half of the year. The high profitability of this business reflects the facial aesthetics market and the fact that many of our promotional costs, such as the MVP program, are reflected in our gross-to-net rather than SG&A and the fact that we have retained a portion of the cost base to support our Obagi and Solta businesses and we’ve kept certain skillsets and individuals for the Allergan transaction.

In addition, we are thrilled to have finally closed the acquisition of PreCision. The delay caused by the regulatory review process and required divestitures will cost us approximately $25 million in revenue and 5 cents cash EPS in 2014.

As Mike has mentioned, we’re also thrilled with the initial reception of Jublia, Luzu and Ultra and a number of our other launch products by both physicians and patients. And as a result, have made a decision to invest an additional $80 million in our launch brands in the second half of 2014. While this significant investment will impact near-term results, there is no question that this decision will create significant value for our shareholders in 2015, 2016 and beyond. The other assumptions built into our guidance for the second half of the year are listed on this slide and are consistent with current trends.

Based on the revenue and other assumptions we just reviewed, we are updating guidance for the full year 2014. Revenue will be in the $8 to $8.3 billion range, cash EPS in the $7.90 to $8.10 per share range and adjusted cash flow from operations in the $2.3 to $2.6 billion from operations range. While we expect to be able to offset some of the investment we’re making in launch brands by finding cost reductions elsewhere, as you can see, we will not be able to offset the full amount.

We thought it would also be helpful to provide guidance for Q3 and Q4. The cash EPS progression from Q3 to Q4 reflects the relatively heavier spend on the launch products in Q3.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

For the first time, we’ve provided revenue by major business unit. We will provide this information quarterly in the future and starting in Q1 2015 once we’ve had a full fiscal year with B&L, we will provide quarter-over-quarter comparisons on this basis.

We are incredibly excited about the future prospects for Valeant. Starting in 2015, we will — we will have the impact of losing four out of our top 10 products largely behind us. We will have a full year of B&L under our belt and we will start to see a significant revenue impact from our numerous launch brands. In 2015 and ‘16, you will see the company that we’ve been describing to you. This is why we thought it was so important to provide this outlook to our shareholders.

We built our 2015 and 2016 outlook from the bottom up. We believe that we made very conservative assumptions. We included the impact of all expected generics and only included revenue from one unapproved product, (ramonadine).

On slides 29, 30 and 31, you see that we expect strong growth in most of our businesses, including emerging markets, U.S. consumer, ophthalmology Rx and surgical and dental. You’ll also see the power of significant new product launches and the growth in our derm and contact lenses businesses. You can also clearly see the power diversification given that we expect to absorb the genericization of some of our largest products, including Xenazine, Targretin, Carac and Ziana and continue to show very strong organic growth.

Lastly, these growth rates do not include anything from business development and does not assume that we bring any of our newly registered and launched products in the U.S. to regions outside the U.S. This is all upside.

Before we get to our outlook for 2015 and ‘16, it’s important to highlight a few of our assumptions going into our projections. We anticipate that gross margins will improve from current levels with 74 percent in 2015 and 75 percent in 2016. Largely the impact of genericization of Xenazine, which we’ve explained before, is a much lower gross margin than our other products.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

We expect our SG&A expenditures to be in the low to mid 20s as a percentage of revenue reflecting continued investment in our launch products. R&D spend is expected to be similar to 2014 with costs in the range of 200 to 250. And finally, we expect cash tax rates in the 5 to 6 percent of adjusted net income rate.

Based on these assumptions, we developed two cases for the standalone Valeant — a debt pay-down case where we assume 90 percent of free cash flow is used to pay down debt, and an acquisition case. The base business is growing organically in the high single digits, cash EPS in the 15 to 20 percent range. As we layer in business development, we accelerate our revenue growth and cash EPS growth to 20 to 30 percent plus range. The company will also generate extremely strong cash flows from operation.

Given our deal pipeline, we are confident in our ability to invest a significant amount of capital in value-added business development opportunities. Although a conservative pace is probably the mid-point between the debt pay-down case and the acquisition cases outlined in this slide. You can clearly see why we’re so excited and confident about the future of Valeant. Slide 34 gives you more detail of both the debt pay-down case and the acquisition case separately.

Let’s now turn our attention from the outlook of standalone Valeant to the exciting outlook for a combined Valeant and Allergan. Slide 35 outlines the assumptions we’ve used to develop our outlook for the combined company. We’ve used Allergan management’s guidance for 2014 but our assumptions for revenue growth in ‘15 and ‘16 and our assumptions of $2.7 billion of synergies.

As we did in the VRX standalone scenario, we ran a debt pay-down case and an acquisition case. The results outlined in slide 35 and 36 is a specialty pharmaceutical company with revenues in the $20 billion range growing high single digits, cash EPS growing 20 percent plus and cash flows approaching $10 billion annually. Allergan shareholders will own approximately 44 percent of the most attractive specialty pharmaceutical company, a company committed to delivering results for shareholders.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

The combination of Valeant and Allergan will clearly create an enormous amount of value for Allergan shareholders. If Allergan remains independent, an Allergan shareholder will have cash EPS of between $7.27 and $10 per share in 2016, depending on how much credit a shareholder gives to Allergan management’s most recent plan. In a combined Valeant and Allergan, an Allergan shareholder will have almost $20 cash EPS per Allergan share, assuming a reinvestment of the $72 in cash in VRX shares. Even if we give full credit to Allergan management’s latest plan, an Allergan shareholder will have almost twice as much cash EPS in 2016 if the merger with Valeant is consummated.

Pershing Square has commenced the process called special meeting and expects that votes to call the special meeting will be presented to Allergan for certification in August. Assuming we get greater than 25 percent, Allergan will call a meeting within 10 to 120 days. The purpose of this special meeting is to ask Allergan stockholders to remove six members of the Allergan board of directors, request that Allergan’s board appoint six new independent directors, amend Allergan’s bylaws to provide for, among other things, simplified mechanics to call a special meeting and requested Allergan’s board promptly engage in good faith discussions with Valeant.

We remain very committed to getting this deal done as we believe that this combination will create an unrivaled platform for growth and value creation. But while we pursue this transaction, we will continue to execute on our strategy delivering strong organic growth coupled with growth through business development, thereby maximizing shareholder value. While we believe that speed in concluding a transaction is in the best interest of both companies’ shareholders, we will be patient but be very clear — we are very committed to consummating this merger.

With that, we’ll now open up the call for questions.

Operator:	At this time, if you’d like to ask a question, please press star one on your telephone keypad. Again, that is star one if you would like to ask a question. We’ll pause for just a moment.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

And your first question comes Gary Nachman with Goldman Sachs. Gary, your line is open.

Roger Kumar:	Sorry, this is Roger Kumar in for Gary Nachman. Thanks for taking the question. Just a couple quick ones — first, in terms of other business developments, we’re wondering if you guys are still actively looking for bolt-on deals and what areas you’re mostly focused in, both in terms of geography and therapeutic area. I’ve got one follow-up after that.

J. Michael Pearson:	Sure. As you can see, this quarter we did about four smaller deals in the emerging markets. We continue to be focused on the emerging markets but we also like to continue to build out our ophthalmology presence, both in the prescription side and the surgical side since we recently did (sign on) the contact lens side.

Roger Kumar:	OK, great, thanks. And then a quick follow-up was also after the sale to Galderma, do you think that not having those aesthetic products will impact the rest of your derm portfolio?

J. Michael Pearson:	Actually, not. I think to some degree, maybe Solta and Obagi, which is (my) part of the business — although we will remain part of the MVP program with Galderma through the rest of this year.

But in terms of the prescription, our business — we’ve actually seen an increase in growth over the last quarter. And we feel very, very good about the health of that business. That being said, once we do get the Allergan business, we do think there’s potential revenue synergies in that area, but we have not modeled that into our base case.

Roger Kumar:	OK, great. Thank you.

Operator:	And your next question comes (Tuchen Shaw) with (Albert Price).

(Tuchen Shaw):	Hi, good morning. Just kind of an update on Allergan — I mean, they’re discussing some stuff with ISS on a special meeting. Is there any kind of surprises that you guys are expecting? You know, obviously they’re trying to hold off announcing the special meeting. But just out of curiosity, from your understanding, is there any surprises as far as, you know, when and, you know, just the timing of the special meeting, you know?

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Howard Schiller:	No, I mean we expect ISS to come out with their views shortly. And we would hope to have their support. And as I mentioned in the final slide, Pershing Square hopes to have the requisite proxies to deliver to Galderma and — to Allergan, rather and they have 10 to 120 days to call the special meeting. So, that is the plan.

(Tuchen Shaw):	OK. So, the call — the second question is strategy with Pershing Square — when he hosted his call was also referencing how you guys need something above the 25 percent threshold. Just wanted to — that was about — you know, about two weeks ago or so. Just wanted to get an update on just the comfort level of getting that threshold knowing that shareholders need to hold their shares — you know, making sure that there’s no excuse for Allergan to say that, you know, when they do announce their special meeting that the requisite hasn’t been met. Any update on that?

Howard Schiller:	Well, you mentioned one of the onerous bylaws for requisites for calling a special meeting — the holding of the shares through the meeting. And certainly Pershing is looking to get above 25 percent. We’re not — we’re not going to predict the outcome and, you know, I think we stated clearly the expectation is that we will be able to deliver the 25 percent in mid to late August.

(Tuchen Shaw):	Excellent; thank you, guys.

Operator:	Your next question comes from (Mark Goldman) with UBS.

(Mark Goldman):	Thanks for changing my name, there. A couple of questions — first of all, Mike, with respect to the Allergan synergies, could you talk about whether your synergy target changes based on the $475 million that Allergan has now decided to take out of their business as part of their strategy? Second question is you made four small acquisitions in the emerging markets. Can you just give us a sense of annualized revenues for what you acquired?

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

And then the third question is can you talk about the — just the aesthetics, just so we have the exact numbers? The divestiture to Galderma — what exactly in sales in 2013 were those products and what were the sales basically in the first half of the year — maybe if you could just tell us what you’re forecasting for the full year to give us a sense of the magnitude there of the growth that you were expecting in 2014 versus 2013? Thanks.

J. Michael Pearson:	Great. Let me take the first two and have Howard take the third. In terms of the Allergan synergies, our base case model remains that they take no synergies out and we still get the $2.7 billion plus. To the extent that (one still gets) transaction that they have reduced costs in areas that we were going to reduce costs, then that will reduce our synergies in those areas because they will have already been captured.

We’re not a hundred percent sure, though; there’ll be an overlap in some cases — we actually may put back some of the programs that they’ve taken out. More of our — a lot of their synergies are coming from customer facing activities, and so — like sales forces and some of the marketing programs and those we may actually put back in. Ours are much more focused on sort of corporate headquarters, which I don’t think they talk too much about.

They did talk about regional and global organizations. So, those will probably overlap. But to the extent they pulled out synergies, which are the same synergies we would’ve pulled out, that will lower our synergy number by that amount, but will have no impact on the bottom line results because we won’t — we won’t be double counting.

In terms of small acquisitions, none of these acquisitions have closed. These are all signed up. I think the total revenue across all of them were probably in the — less than $100 million. But we don’t have full clarity on closing dates, so those are not included in our guidance for the rest of the year. Some of these deals in some of the countries actually take a while to close, has been our experience. So, some are less than $100 million and not built into our guidance.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

(Mark Goldman):	So, we should be thinking $75 million to a hundred — kind of in that range in total for the four kind of added in for your guidance in 2015, not for this year?

J. Michael Pearson:	Yes, I think that’s a fair...

Howard Schiller:	Yes, but it’s closer, (Mark) — it’s closer to 75 than it is to a hundred.

(Mark Goldman):	OK.

Howard Schiller:	And I think the real value is under the — like, Indonesia, they have an underground presence in the manufacturing facility. They’ll be able to build out a brand of generic strategy in such a populous country is — (and the same) in the Middle East. We’re expanding country coverage and having underground presence in manufacturing is really what those are about.

J. Michael Pearson:	But (Mark), they’re not all — they’re also not included in our ‘15 and ‘16 outlook at this point, either — those. So, they would be incremental, too.

(Mark Goldman):	OK.

Howard Schiller:	In terms of the facial injectables, I don’t have a precise number for last year. This year, we’re in the $400 million range for the business. And my recollection is it’s a little over 25 percent growth from last year. And if you recall, you know, at the beginning of the year, we said that this was — this and dental made big investments in building out our sales and marketing, our commercial organizations because of the opportunity we saw, particularly in aesthetics — we doubled the size of our sales force, which we did in the first quarter, and expected a very big second quarter. And coupled with the natural growth in the market, we honestly did not think that was overly ambitious. Given that you can really track revenue per doctor in this market and productivity and sales folks, we felt pretty good about our forecast.

(Mark Goldman):	So, it was just Dysport and Restylane, Perlane that was sold?

Howard Schiller:	And Sculptra.

(Mark Goldman):	And Sculptra — got it. Thanks.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Operator:	Your next question comes from (Chris Shot) with JP Morgan.

(Chris Shot):	Great, thanks very much for the questions. The first one is just on the investments you’re making over time. When I look at this longer term Valeant expense structure, it does seem like SG&A is a bit higher than what we’ve been expecting and somewhat above the company’s historic model. I know you haven’t given long-term guidance before, but is this any change in the approach, given this new mix of business you now operate? And then I had a couple follow-ups from there.

J. Michael Pearson:	No, I think for the rest of this year, you should — you should expect SG&A to run the 25 percentage, you know, range, which is higher than — but next year, we expect to get down to the low 20s again, which is historic. I think we’re launching ahead of revenues in this case. Part of it’s fueled by Anacor getting their approval and we want — we have a lead; we want to take advantage of that lead. And we think that will greatly benefit our shareholders over time.

And I don’t think we expect to have three major products all sort of launched simultaneously. I don’t think that’s normal. I mean, if it happened every year, that’d be wonderful. And then maybe our SG&A would trail up. But we have Ultra, Luzu and Jublia and both Ultra and Jublia have huge potential. So, I think it was more a confluence of events, quite frankly.

All that being said, if we have three major launch products every year in the United States, you know, probably our SG&A might drift up closer, you know, to, you know, 25 percent. But it’s certainly generics, too — as we get larger, it’s also going to have less impact — any one product. But we feel comfortable that for our ‘14 and ‘15 outlook with our current plan. So, it’ll be low 20s.

(Chris Shot):	Great, thank you. And then on — two that were kind of Allergan related. I guess first, there’s been quite a bit of discussion around the potential for Allergan to pursue a defensive acquisition and or a large capital return initiative. Realizing that’s kind of hypothetical at this point, could you just talk about how you’d respond to that outcome?

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

And the second question is just in the event an Allergan acquisition doesn’t go through, could you just kind of talk about plan B? I mean, if I look at the numbers you’re laying out here, you’ve got a couple non-Allergan scenarios. They certainly suggest to us very limited downside in your stock and potentially substantial upside without Allergan. But can you just elaborate a little bit more, just what the priorities are for larger opportunities (next) to Allergan — just how you think about that plan B, in the event a deal doesn’t happen? Thanks.

J. Michael Pearson:	First question was...

Howard Schiller:	In terms of how we’d react to a defensive acquisition — I, you know, that’s really how our Allergan shareholders are going to react. We’re not — you know, we’re not — we put an incredibly compelling proposal on the table. We hope and believe it’ll be supported by shareholders and that’s really our focus.

J. Michael Pearson:	Yes, and capital redeployment actually — we’ll just adjust our offer accordingly. I don’t think that has really any, you know, dividend or something like that. We’ll have — you know, we can just adjust our offer. So, that really has very little impact, we believe.

But (Chris), you know us and we — even though we’re constrained from doing a large acquisition right now, given the financing covenants and agreements and quite frankly, our commitment to the deal, we continue to be in active discussions. So, both in sort of small, medium and large. In the very short-term, we’re — you know, we’ll only be doing the types of deals that you’re seeing that we did this quarter — small tuck-ins. But in a sense, we’ve lined up a number of medium and larger transactions that if for some reason we have to go to plan B, I think we’re going to be well-positioned to move pretty quickly.

Howard Schiller:	And (Chris), I think you put out exactly right — that plan B — you look at the standalone Valeant. It’s incredibly attractive profile and that’s why we’re so excited. And you get through the fog of all the genericization of those large products and you start seeing P and L after a year — you start seeing clearly the power of the franchise and the business model.

(Chris Shot):	Thanks very much.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Operator:	Your next question comes from Alex Arfaei with BMO Capital.

Alex Arfaei:	Good morning. Thank you for taking the question. You reported Bausch & Lomb sales of $891 million, which is 10 percent growth over the number we had last year, which was about $812. You reported 12 percent growth — you pre-announced 12 percent growth. I’m just wondering what that discrepancy is between that 10 to 12 percent. It’s small, but it’d be good to know what’s being excluded and why.

And the follow-up — could you comment on any recent steps — on the recent steps you’ve taken with the U.S. and Canadian regulators about the statements Allergan has made? And what we expect coming out of that? Thank you.

Howard Schiller:	Yes, in terms of that delta, the only adjustment we have made to the Bausch & Lomb numbers relates to Prolensa and Bromday. If you recall, Bausch & Lomb pulled Bromday — they discontinued Bromday last year, actually before we — before we closed. And our practice has been to exclude discontinued products.

Now, in this case, we took a much more conservative approach — we did not exclude it. We just assumed that the Prolensa Bromday franchise didn’t grow. So, instead of getting the benefit of the Prolensa growth, we assumed zero growth and — but, you know, our practice would have been to exclude discontinued products. But given that — the way this happened, we chose not to take that approach and to take a more conservative approach. And that’s the only difference between the numbers that you mentioned and the 12 percent that we have reported.

J. Michael Pearson:	In terms of the discussions with Canada and the United States, in terms of the complaints we’ve made, our lawyers have been in conversations with both agencies. And I think that’s the only update we can give at this time.

Alex Arfaei:	OK, thank you.

Operator:	Your next question comes from Louise Chen with Guggenheim.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Louise Chen:	Hi, thanks for taking my question — I just had a few. First question I had was if you could give more color on your inventory levels this quarter and relative to how they have compared historically. Second question is just maybe a little bit more color on the organic growth drivers in the second half of ‘14 that are now being masked by generic competition.

And then last question is just a follow-up on what (Chris) was asking, which was obviously there’s been a lot of concern that if this Allergan deal doesn’t go through, there’s a lack of large high-quality deals to pursue — and just kind of wanted to follow up on some of your comments you made to (Chris) there — just to confirm that you said that you’re in discussions and, you know, you could move quickly to do another large deal if Allergan doesn’t happen. And then could you remind us, you know, kind of — what kind of areas you had historically been interested in before Allergan was announced. Thanks.

Howard Schiller:	In terms of the inventories, we mentioned the investment in inventories — how it’s come down. And, you know, inventories has been a real focal point of ours. You know, given that we have a lot of small products, it’s a challenge to manage our inventory levels. We also use a lot of (CSOs) — (CMOs) who require us to buy, in some cases, a year’s worth of product at any one point in time. So, we’re looking at all kinds of options to manage it and I think, you know, you hate to call a quarter a trend, but we invested less in inventory this quarter than we did the quarter before and we’ll continue — we’ll continue to focus on that.

In terms of the drivers of organic growth, you know, I think you mentioned — we start getting through the — we got through Zovirax; we’ll get through (Ram). Eventually we’ll get through Vanos and we’ll have (Butranex) next — I guess not until the end of the year. And the underlying businesses should continue to grow. And that’s really what is coming to the surface.

J. Michael Pearson:	It’s across the board. If you look at the growth rates, the emerging markets is growing, developed — not Canada, not Australia, but Western Europe is mid-single digits. And then if you look at sort of the franchises, all the dermatology promoted brands are growing — you know, ophthalmology Rx is growing, consumer is growing, contact lenses is really growing. But most of these businesses are growing double digit.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

So, the nice thing is we’re not dependent on any one business for this growth. It’s highly diversified growth, which is one of the fundamental strengths of our model, which is decentralized and diversified. So, we feel very, very good about organic growth prospects.

And just like this quarter, Ukraine was slow and we had a slowdown in Mexico. But overall, organic growth was very strong. Next quarter, it’ll probably be two other parts of our operation that will not grow as expected but others will — others will overachieve. And so, we’re not dependent on any one geography or any one set of products, given the diversification. And so, I think it’s a very low risk prediction to say, in terms of the organic growth.

In terms of business development, I don’t think it should surprise anyone that knows us that we’re always in discussions with other companies, in terms of — you know, around the world, in terms of potential acquisitions. Most deals, especially large ones, have a relatively long gestation period. You know, Biovail was a year, year and a half; Medicis was a couple of years; Allergan’s been over a couple years. So, it’s not like you put things on hold where you’re in the middle of pursuing one transaction.

And so, I’m not going to comment on the companies. Usually we end up acquiring something that people are not expecting. I don’t think anyone expected us to buy B&L — it wasn’t on anyone’s radar screen. But then it happened. So, we obviously can’t talk about specifics, but you can assured that we’re continuing to pursue shareholder enhancing transactions.

Howard Schiller:	Mike, I’d also add our footprint outside of the U.S., and in particular, the emerging markets, continues to surprise us on the upside, in terms of the opportunities — the quality in the opportunities we’re seeing. As we all know, that’s where the growth in health care is going to be in the short, medium and long-term.

Laurie Little:	Next question, please? Operator?

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Operator:	And again, if you’d like to ask a question, please press star one. And your next question comes from David Kempra from Morningstar.

David Kempra:	Hi, thanks for taking the question. Two quick ones on the contact lens market — first, we saw improvement by Sauflon on this quarter. It seems like Sauflon would’ve been a nice fit in your portfolio — get you in the silicone daily lenses. Is this something we’ll have to chalk up to the opportunity cost of waiting for Allergan or were you not interested at all?

And the secondly, you know, you tried the contact lens market for close to a year. I was wondering if you could share your thoughts on the market. I know in the past you’ve said you don’t want to be in markets where you’re the smallest player and the rest of the market is very concentrated. So, are you satisfied with your scale in the lens market, or would you be seeking to grow or divest from that market?

J. Michael Pearson:	Sauflon, we actually were in contact with. We looked at that asset and we congratulate Cooper for getting it. It was probably at a price that we would’ve been unwilling to pay, quite frankly. But I hope they’re right and we’re wrong, in terms of the value.

We actually did pick up a daily silicone hydrogel through this most recent acquisition that we do have in the FDA — it’s being registered in the U.S. and we think it’s actually quite high quality. So, it could be a real — could be real upside to this acquisition we just made. But clearly, that’s a market we need to get into — if not through this particular lens.

I think we’re a lot more bullish — at least, I’m a lot more bullish on contact lenses today than when we bought the company. We have an outstanding team. I spent part of yesterday with them — the U.S. team. And it’s a mix of — it’s led by a B&L employee who was not leading it at the time; I think he’s been with the company about a decade — a young guy, Mark McKenna — he’s doing a terrific job. Going around the room, we have some of the key players — some of the marketing and sales team come from a combination of Alcon, J&J and Bausch & Lomb.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

I think we feel we have a real winner in Ultra and we’ll continue to gain significant share as production ramps up. I think the Biotrue dailies — a product that growth is actually accelerated since we bought it, even though it’s been launched a year earlier; part of that is the focus of the team and part of it’s now that we have Ultra and Biotrue daily, a lot of doctors are saying you’re now back in the game; you’re — you know, Bausch & Lomb is now back on the radar screen. But as you can — as we showed this quarter in acquiring Bescom in South Korea, we will continue to look for acquisitions.

Probably the biggest learning for me is the number of small contact lens companies there are around the world with very interesting technologies. So, it’s consolidated at the top, in terms of sales. But in terms of where innovation is happening, it’s happening all over the place. And I think that’s a real opportunity. So, we’re committed to contact lenses; we’re committed to not being a distant number four. I think our aspiration is to get our fair share and be an equal, if not larger competitor than some of the big three.

David Kempra:	OK. And that billion or so size was something you’re still willing to take on while you’re waiting for Allergan?

J. Michael Pearson:	I’m sorry?

David Kempra:	The approximately a billion dollars of the Sauflon purchase price — you were willing to do that if it — during the Allergan deal? So, you’d be doing up to a billion dollar deal?

J. Michael Pearson:	No, no, no. No, I didn’t say that. What I said is we were in discussions with — we were actually in discussion with Sauflon well before we actually launched the offer on Allergan. That was almost immediately after we bought B&L — Brent introduced me to — because he’d been in discussions with Sauflon. So, we...

David Kempra:	OK.

J. Michael Pearson:	We spent time with him. Is the question specifically during this period where we’ve had the financing, could we have done a billion dollar deal? I think the answer is probably no.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Howard Schiller:	Certainly not cash.

J. Michael Pearson:	But in terms of that being a lost opportunity specifically, the answer to that was no. Although, in theory, is there some lost opportunity during this period of time? Absolutely. But that’s why we’re in such active discussions and, you know, lining things up and — to make sure that either way — the deal goes through, we’ll have a lot of capital. If the deal doesn’t go through, we’ll have a lot of capital.

David Kempra:	Great, thank you.

Operator:	Your next question comes Tim Chiang with CRT Capital.

Tim Chiang:	Hi, thanks. Mike, you know, you’re experiencing some really strong growth in a number of your Bausch & Lomb products. You know, could you comment — is it — is it really focused marketing or is it just pent-up demand? Or is just there a lack of new products in the eye care space, especially in the areas of Bausch & Lomb had invested in, maybe two or three years ago? And, you know, a lot of these new products — are you just hitting the market at the right time? Is that why you’re getting so much growth right now, or is it something you guys are doing on top of what Bausch had been doing?

J. Michael Pearson:	I think it’s three things. One is Bausch & Lomb had made a number of smart sort of late stage investments. Again, they call R&D, D&R. They would license products in late stages and sort of finish them off, by and large. And a few products (they’d alter) they took all the way through, just like we’ve taken Jublia all the way through.

So, when we look at their pipeline, we were — we were sort of optmistic, but we didn’t built it into the base case model. But I’d give Brent Saunders, Fred Hassan and their management team — Cal Roberts is still with us — a huge amount of credit for being smart, in terms of some of the products that they brought in in development. So, yes, we’re benefiting from a lot of great new products.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

I think the second, though, is we have a much more energized management team. I think the decentralization is something that has really, you know, has really appealed to the Bausch & Lomb managers. And if I look at Joe Gordon who’s running out — all of our consumer group, you know, he’s just — he’s just — he’s just an outstanding consumer marketer. And he’s actually enhanced the growth of — you know, in one short year, he has enhanced the growth of Valeant consumer products. So, he’s just really good — he and his team and just really, really good.

If I look at what we’re doing in China and I look at Tom Appio — look, you know, what he’s doing; he’s — we’re growing 20 percent plus in China. Basically, the same set of products, but in this decentralized, focused approach. So, I think it’s management-focused coupled with some great people that we got from Allegan that continue to focus on the business.

And I think the third is sort of opening up the business development opportunities at a lower level — not making it sort of corporate centralized function. You know, Tom Appio found this contact lens opportunity in South Korea. He worked like crazy. You know, Howard was on the phone, I was on the phone, but he went, he found it and he did it. So, I think that’s also unleashed a fair amount of energy, which gives me confidence that the innovation will continue to occur.

Tim Chiang:	And Mike, maybe just one follow-up; that’s very helpful. Just on the Jublia launch, when do you expect you’ll get the marketing materials approved? I mean, given the fact that you got approval earlier than expected?

J. Michael Pearson:	We think in August is about the timeframe. We’re going to bring our sales force in. We haven’t trained them on this product — again, they can talk through the package insert. But we’re going to have a launch meeting. We’re going to do it in New Jersey; it’s not going to be a big thing — it’s a launch meeting, but it’ll be one that will bring all the sales forces in, train them on the materials, which we’ve submitted to the FDA.

VALEANT PHARMACEUTICALS INTERNATIONAL CORPORATION

Moderator: Laurie Little

07-31-14/8:00 a.m. ET

Confirmation # 72826220

Once we get those materials approved, then we have to submit our advertising that we’ve developed — our T.V. ads. So, we have them largely developed but then the FDA has to review those and make sure that they’re comfortable with those. So, we’ll get the first set of marketing materials — call it in August. Then we’ll probably get the ad approved sometime in the fall. And we’re lighting up T.V. spots — and because we really plan to blitz the market, in terms of the DTC — because this is one that it’s going to be largely consumer-driven because the prescribed — if you look at, like, Lamisil scripts, a ton of them are in primary care because people can self-diagnosis this problem. And you just look at your toes and you can tell that you have onychomycosis.

So, and the fact that the product and the label — the safety profile is so strong that when we have a T.V. ad, we’re not going to be spending the whole time talking about the side effects. We’ll be talking about the product. So, we think this is a smart DTC investment. And so, we think we’ll both generate demand to people that maybe are taking Lamisil — generic Lamisil today — but there’s huge untapped market potentially here, too — people that have the condition that don’t want to go on oral, don’t want to have a liver test. And so — and you can see it. Recently, there’s been a lot of DTC ads on some OTC products, which we think is great because it’s going to increase awareness and we have the best — you know, the best product out there.

So, really, two stages of marketing approval from the FDA — one on the — on the materials the sales reps are able to take out in the field, which will be sort of August timeframe and probably September, October for the T.V. ads.

Tim Chiang:	OK, great. That’s helpful.

Operator:	Your next question comes from David Steinberg with Jefferies.

David Steinberg:	Thanks. I just wanted to expand on the previous commentary on Jubila. You’ve highlighted in the past, Mike, for some time that this has very substantial peak opportunities and looks reinforced by some of the commentary today. But it also looks like you’re expecting a really sharp uptake in the second year — looks like $300 million in sales, which appeared would be your biggest product.

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So, just a couple questions. So, first on sampling, to what extent are you going to sample the product? If so, how long would the aggressive sampling go on? And so, hence, how long would the scripts be understated?

And then could you give us some color on discussions with managed care reimbursement, particularly with the generic orals out there? And finally, you mentioned that the label is stronger than you thought. What were you originally expecting and what’s stronger than initially thought? Thanks.

J. Michael Pearson:	Sure. In terms of sampling, we are — we’re heavily sampling this year. We — coupled with a zero copay coupon card, which — so, we want access out there. We want to get this — we want everyone to try this product. We have not made a decision in terms of 2015 exactly what the sampling strategy will be; it’ll all depend. But for this year, (heavy set) on sampling and you’re absolutely correct — that has as significant impact on sort of revenue that we book. But we think it’s more important to get this product out there, especially in light of a competitor coming out, you know, a month or two later.

The $300 million figure I think is a 2016 figure — just maybe that (later) kind of 2015 is a launch year. So, I think 2015, we’re forecasting 150 and the 300 for 2016. And we think that’ll take three, four years to sort of get to the (deep) sales, which we had said 300 to 700. And we hope we’re conservative — at least we hope it’s closer to the 700; and that’s just the U.S. figure.

In terms of managed care, we have a strong managed care team that are talking already in terms of contracting this product. We’re beginning — we have not signed any contracts yet but we expect to in this quarter. Usually, you have sort of the six month sort of grace period. We want to — we want to get out there. We do think the fact — the safety profile as relative to the generics will be a strong argument for managed care. But until we get the results of those discussions, we’re cautiously optimistic. But we, you know, let’s — we’re hopeful that we can get it — get it out there.

And I think your last question?

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David Steinberg:	Was about the label. You’d indicated that it was a stronger than expected label.

J. Michael Pearson:	Yes, in terms of the, you know, efficacy of profile in terms of the data that was included in the label, again, honestly, we probably should get back with the more specific — this is feedback from our R&D department and the people that were working with the FDA. We may have taken too conservative of, you know, approach in terms of what we would’ve gotten. But why don’t we follow up with you on that one and get you the more specifics? Because I don’t want to say something that’s — especially since it involves the FDA — that is not absolutely correct.

David Steinberg:	OK. And just one quick follow-up, appreciate more of the granularity on the top 20 global brands. You indicate that about 50 percent of the growth is from price and volume. I was wondering on the primary growth driver going forward if you could break out, you know, what percent might be volume, what percent might be price, versus just a comment — volume, price — given that a lot of these products are pretty hard to track, in terms of, you know, prescription growth?

J. Michael Pearson:	We’ll take your comment under advisement, although I must say that when we looked at all competitors, we didn’t see anyone that was even disclosing this much information. And we heard the investors loud and clear — our investors said we’d appreciate this. That’s why we’re doing it and we’re committed to continue to do it. But, you know, whatever we disclose, we know there’s always going to be a request to disclose even more.

So, we’ll take the advice under advisement. But I do think at this point, we’re disclosing probably more than just about anyone else in the industry, in terms of if we show our breakdown by business unit, which Howard went through and which we’ve committed to continue to disclose on a going-forward basis. And the top 20 products price volume, what’s growing by quarter, by year — you know, again for the foreseeable future. We hope that addresses the vast majority of the concerns. But we do appreciate the input.

David Steinberg:	Fair enough. Thanks.

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Operator:	Your next question comes from Alan Ridgeway with Paradigm Capital.

Alan Ridgeway:	Hi, good morning, guys. Thanks for taking the questions. First of all, maybe just on the assumptions that you guys have used around the Allergan impact to your earnings outlook going forward — when you talk about $14 in 2016 as cash earnings, can you just explain what your assumptions are for the taxes and the impact of tax out of that acquisition for that number?

Howard Schiller:	Yes, as we said when we originally presented our proposal that we’d be high single digits, we also said we would expect to do better, but there’s some key diligence points that are very difficult to get at from the outside. And so, you know, until we get access, we’ll just stick with the high single digits.

Alan Ridgeway:	OK, fair enough. That’s good clarity. And then just on the sales of the injectables and the impact of that on your guidance going forward, can you maybe talk about or if you could give the details on what the Q1 sales of those products were year-over-year and what were your expectations for that product in Q2 versus the $47 million that you guys posted? You know, these were announced — the sale was announced at the end of May. So, the magnitude of the decrease from one month of lack of promotion — just like to get some clarity around that. Thanks.

Howard Schiller:	Well, the — keep in mind when we announced that we were going to sell this business — when we announced the Allergan deal, number one. And also...

J. Michael Pearson:	Back in April.

Howard Schiller:	Back in April. And also, keep in mind that the majority of sales in this business occurs in the third month of the quarter and the second month is larger sales than the first month. So, you know, it was a precipitous — I think I mentioned we had about $400 million in the — for the year for this business embedded in our guidance originally (and) 230. And it was growing as the sales force became seasoned — developed relationships with the physicians and injectors and started being more productive. And the second quarter is clearly a big quarter in this business.

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So, it was a very significant decline from where we expected it to be in Q2. You see, the impacts year-over-year for Q2 in our organic growth, or you will see it in organic growth press tables. And as I mentioned, the 230 was what we embedded in our guidance for the second half of the year.

Alan Ridgeway:	OK. Maybe just one last one — how much of the Medicis business remains post the — post the sale? And when you’re talking about the payback period now from this acquisition, does that include Luzu and some of the other products that have come to market? And were those originally in your forecast? And I’ll leave it at that; thanks a lot, guys.

J. Michael Pearson:	I think we reported in one of our presentations about $500 million of sales going, you know, at this point. That did not include any Luzu or BV Metrogel. In our original plan, we do not — as we’ve often said, we do not include pipeline products. So, those are not part of our original model. However, pipeline products emerge and we — you know, then that contributes to the — sort of the reduction in cash payback.

So, we have roughly a billion dollars left, in terms of capital, if you include the proceeds we got from Galderma, you know, after tax, and if you look at the amount of cash we’ve earned from those products so far. So, we have about a billion dollars left to get to break even. We have $500 million of sales; we’ve owned it for, you know, essentially a couple of years now. So, I think our — I think we put in six years, which is probably a — we would hope to be a very conservative estimate, in terms of when we get our cash back.

We also note that all the key brands now are growing. Last year was not — we did not meet the expectations. But this year, you know, all — Solodyn, Ziana, Zyclara — they’re growing. There’s also a number of — there was an order for a product or two in there that are actually growing quite well. And there was some tail assets that are growing. We have — we’ve got a Canadian business, which has some other products. So, $500 million total sales and we will include Luzu and BV Metrogel in terms of the cash that we attribute to that acquisition, which I believe we should, since that’s where the assets came from.

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Laurie Little:	Operator, next question, please?

Operator:	Your next question comes David Amsellem with Piper Jaffray.

David Amsellem:	Thanks. Just a couple.

So, I just wanted to come back to your thoughts on the synergies—on the Allergan transaction should the deal come to pass.

You talked about significant DTC investments on Jublia, and then on Allergan you have talked about retaining the aesthetics, and neuro teams, and retaining key R&D people, and programs, so I guess in that sense—how do you get to the synergy targets that you’ve promised should the acquisition occur?

And then the second half—and this may have been answered since I have been toggling between a couple calls, what is your level of interest in established brands, legacy brands? Is that something that is still of interest to you, and what are your thoughts there?

Thank you.

J. Michael Pearson:	Yes, well I think the best way we can point to how do we get the synergies, but still sort of retail sales forces, and DTC’s—maybe I can reflect back on B&L.

We kept 100 percent of the sales forces in the US, and many of the sales representative throughout the world for B&L. So, today we have more sales reps than we did when we bought B&L in terms of the B&L businesses, and we also—in that case we’ve—for many of the products, (Ocqulite) for example, they had a DTC program, initially we thought that we were going to reduce, we actually kept it, Joe Gordon who I talked about earlier convinced it had a high ROI. He was absolutely right. We kept that, and we found costs in other areas.

But net on B&L we said we’d save 800 million dollars, we are on track to 900 million dollars, but we have kept the sales force, the commercial, the customer facing. I think that the little bit of mystery here is there is so much money

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spent, and most pharmacies are little companies, and non-customer facing activities. And that’s our other little secret in the industry, and that’s why we are able to get these things.

In terms of established products we’ve—it depends on what the established products are. What we are not interested in is getting sort of generic products in the US and in Western Europe are non-growing, or products about to hit a patent cliff, and geographies that—with huge—like in the United States when things got a little off patent, and you lose most of the sales. So, if we can get established products in emerging markets we love those businesses, and we would be a very interested buyer.

If there was established products under marketed consumer DTC products in some of these other markets, we would love to take a look at that. So it all depends. In our minds established products depends on what the established products are, and where in the world they are being sold.

David Amsellem:	Thank you.

Operator:	Your next question comes from (Greg Frasier) with Deutsche Bank.

(Greg Frasier):	Thank you. It’s (Greg Frasier) on for (Drake Gilbert).

On the change to the cash flow guidance, does that reflect any change in your prior thinking on cash conversion, or is it primarily driven by the divestitures, and the increase investment behind the new launches that you discussed?

Howard Schiller:	We are still targeting the 90 percent range in terms of net income (upward) in cash flow conversion. Obviously we are going to not be satisfied till we get to 100 percent, but we are still comfortable in that range, and that’s where we have been trending so far this year.

(Greg Frasier):	And the slight creep up for tax rate in 2015 and 2016 in the stand alone scenario, what’s driving that change?

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Howard Schiller:	You know, as you’ve said before that if we do nothing, no additional business development activities there will tend to be a creep, because we will use up certain tax attributes in Canada, and the US. Now the reality is that—and that’s how to model it, conservatively, assuming nothing change—we get no additional tax attributes. But the reality is we will do things, and we will get tax attributes, and we should be able to manage it. There is no reason we shouldn’t be able to manage it to current levels.

But again, as I mentioned when we went through the outlook we decided to take conservative assumptions so that—to limit the number of shots, but that folks might take at it, and really hopefully get you all focused on what’s really important, which is the strong organic growth that is coming through in our business around the globe. So we should be able to manage that to current levels in reality.

(Greg Frasier):	OK, and then just my last question on the alternative fulfillment initiative. I know you’ve made improvements there versus what Medicis was doing. Can you just give us a sense of how much volume tends to run through that channel, and what products you’ve ruled that program out to?

Thank you.

J. Michael Pearson:	We are not going to give specifics. Its—we think it’s a competitive advantage that we have, and it’s still primarily the Medicis products, although not exclusively the Medicis products. But I don’t want to give specific numbers, but it is a very successful initiative.

Operator:	Your next question comes from (Mitch Norgan) with (Inaudible) capital.

(Mitch Norgan):	Yes, hi. Good Moring.

Just a couple of questions on slide 37 where you talk about accretion. Wondering if you—wondering if you could speak to what cost synergy number you were using for your numbers in slide 37, and also tax rate and interest rate on the funding.

Howard Schiller:	Well, as I just mentioned in the last question. We—tough questions—we assumed at $2.7 billion, and we assumed in 2016, because we assumed that January 1st, or December 31st 2014 close, by then we will have 100 percent of

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the synergies—just about 100 percent of the synergies in there. And we’ve assumed high single digit tax rates, and again, as I just mentioned we would hope to do better than that, and in terms of—yes, we used around six percent average blend between fixed and floating, (but) bank and bonds for the funding. Which is where we would expect to be at this point.

(Mitch Norgan):	Great.

And then also, with regard to the synergy number, just want to make sure there is not double counting given Allergan recently increased their cost saves. Did you reduce your—I apologize if you answered this question, did you reduce your synergy number to account for that?

Howard Schiller:	No, if you go to the assumptions slide we used their 2014 guidance, and in their 2014 guidance they’ve not taken the synergy out.

(Inaudible)

No, the most recent. They have not talked out any cost synergies in 2014. We did not use their 2015 and 16’ guidance where they did assume that they were going to take out the cost of—it’s their current cost bases that we took the $2.7 billion out of.

J. Michael Pearson:	But, again, if they actually do reduce costs were not going to—we don’t double count synergies, we just thank them for getting the synergies before we acquired them.

(Mitch Norgan):	Understood. Great.

And when are you assuming that the special meeting would be held?

Howard Schiller:	Well, I mean we would—Pershing is intending to deliver the requisite number of proxies in mid-august, and once they are certified (inaudible) no (can’t call) meeting at any fewer than 10 days, and they have up to 120 days. From our perspective we would love them to call it as soon as possible, but that is not what’s in our control.

(Mitch Norgan):	Great. Thank you very much.

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Operator:	Your next question comes from (Annabel Sydnie) with (Disciple).

(Annabel Sydnie):	Hi, thanks for taking my question. I have a few.

Just regarding the special meeting on slide 39, you have a comment that you would request the Allergan board of directors to appoint a slate of independent directors. What does this mean for the slate of directors that you’ve put forth? That was question number one.

The other two question are related to the guidance for 2014. I think you laid about $255 million in changes related to aesthetics in divestitures and a PreCision delay, but you are lowing guidance about three to four hundred million so I guess I am wondering what we are missing in 2014. And then in 2015 the top line is relatively in line with consensus, the bottom line is a good dollar—about a dollar lower. So we’ve got similar assumptions as (use). Is there anything below the line that we are missing in terms of that differential?

And I guess one other question is related to (stocking). You’ve had three launces, or several launces. How much does the performances from (stocking) into these launches?

Thanks

Howard Schiller:	I think we got most of the questions. You can tell us if we didn’t get them all. But in terms of the guidance, I think your question was there was 250 million dollars, and we lowered the sales guidance more than that. On the bottom it was more rounding more than anything else. The top then was just—as we get into the year we are just trying to be more precise as to where we think we are going to be. So this is our best view at this point.

In terms of 2015 we tried to give a very conservative view, as we mentioned, for 2015, and get people really focused on the strong organic growth. We didn’t try and push the edges of the envelope. Obviously we would expect to do a lot better. I can’t comment on all the individual models for 2015, and I don’t know when, what (kind) of number of them have been updated to 2015. But this is—we believe a very solid conservative view of what a standalone Valeant would look like.

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And lastly in terms of how much of the performance is driven by stocking of these new products, at this point it’s very little.

J. Michael Pearson:	Minimal. A couple of million dollars.

Howard Schiller:	Yes, it’s very small.

(Anabelle Sydnie):	OK. And just on the other question regarding the board members. Who is it that is responsible for putting forth the new, the slate of new board members. You’ve proposed some Allergan—other board members believe that they can propose their slate. So, how does that play out, or work out?

J. Michael Pearson:	Well, it’s precatory for requesting the shareholders remove the majority, so 6,009, and its precatory proposal to appoint ours. We would hope that the board, who has the right to replace directors, would replace the directors with ours. If not there is a core process in Delaware where you can follow to have that occur. But it is a, technically, a precatory—so it’s non-binding. Our slate—we put our slate forth, and I have not heard of any other shareholders putting forth another slate, so I can’t comment on that.

(Anabel Sydnie):	OK, thank you.

Operator:	Your next question is a follow question from (inaudible) with (Albert Freight).

(Albert Freight):	Hi guys. Thanks again.

I am actually surprised. You mentioned the $10 that they mentioned as far as the guidance 2016, but I am not sure if I heard today anything in regards to the legitimacy or validity of that, and among other estimates that they provided going forward. So, can you maybe just comment on that, because obviously they are using that as a compare contrast to your offer saying ok your offer is X (inaudible) versus what their standalone value, but they could be extracting on this $10 (inaudible)?

J. Michael Pearson:	Yes, so what I think we gave you are choices. Every investor will make their own choice. We provide enough number of numbers. We started with what they achieved in 2013, and that’s just a fact, which was $4.77, then we

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collected three research reports that before the deal what they had is an estimate for 2016, and we took (inaudible), and Bank of America, because those are their advisors, and we took Bank of Montreal, because that seems to be a big supporter of the deal, and that was $7.27, and that was in April of this year. Then we put down the most recent Allergan guidance of $10.

And then the other thing in our minds is pretty well fact is our conservative 2016 case coupled with our offer would be about $20.

So, I think most investors probably take that 2016 somewhere between the $7.27 and the $10, but it’s to up to investors to make their own. My personal opinion doesn’t matter in terms of what I think they can do. It’s up to the investors that will be voting on this too.

Alright sounds like questions are over. Its past 9:30, so thank you very much, and we look forward to talking in the next quarter.

Operator:	Thank you for participating in today’s conference call. You may now disconnect.

END.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which

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factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•        the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•        the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•        the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•        the effects of governmental regulation on our business or potential business combination transactions;

•        the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•        Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•        the impact of competition from other market participants;

•        the development and commercialization of new products;

•        the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•        our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•        the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014

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and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive solicitation statement with the SEC on July 11, 2014, and a preliminary proxy statement on July 23, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.